SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Institutional Presentation

October 2013

GOL Linhas Aéreas Inteligentes

Agenda

1. GOL Profile


www.voegol.com
GOL

Largest Low Cost Airline in Latin America

Largest route network in Latin America with high frequency in major cities

GOL Profile

- Latin America's largest low-cost airline carrier
- 12 Years in business
- 65 destinations in 10 Countries in South America, Caribbean and United States
- 970 flights per day
- Standardized fleet of B737 Next Generation Aircraft
- 39 million passengers transported in 2012
- Dominant position in Brazil's main airports
- Smiles: GOL's mileage program (more than 9 million participants)
- Differentiated services (Buy on Board, comfort seat)
- Cargo operation: 78 cities and capacity to reach 3,500 cities Gollog
- Corporate Ratings: B/B-/B3

Corporate Structure



GOL
Linhas aéreas inteligentes
100%
100%
100%
57%
VRG Linhas Aéreas
GOL Finance Cayman*
GAC Inc.*
Smiles
Key OpCos
Non Operating
*Finance Cos

Strong Code-sharing Alliances

DELTA — GOL's shareholder (3.0% of total capital)

KLM AIRFRANCE QATAR IBERIA

Dominant Position in Brazil's Main Airports

Strong Market Position Based on Slots at the Most Important Airports in Brazil

- Extensive route network in attractive regions for business passengers;
  - Routes between these airports are among the most profitable routes in our markets (strong yields);
- Dominant position in the south and southeast airports:
  - Southeast: 75% of Brazilian GDP
  - 65% of total traffic, in which ~70% are business passengers
  - Position in markets with high population density;
- Leader position in restricted airports, such as Santos Dumont, Guarulhos and Congonhas.



19%
39%
42%
Brasilia
(Brasilia)
34%
44%
22%
Cofins
(Belo Horizonte)
14%
44%
42%
Guarulhos
(São Paulo)
15%
45%
40%
Galeão
(Rio de Janeiro)
33%
37%
30%
Curitiba
(Curitiba)
34%
38%
27%
Santos Dumont
(Rio de Janeiro)
10%
46%
44%
Congonhas
(São Paulo)
33%
36%
30%
Porto Alegre
(Porto Alegre)
1
2
3
4
5
6
7
8
GOL
TAM
Others
World Cup Host Cities

Source: Hotran

Efficient Fleet

- **Young Fleet:** average age of 7 years
- **Best in Class:** Boeing 737NG's
- **Launch customer** of the Boeing 737MAX family
- **Short Field Performance (SFP):** development in partnership with Boeing

Boeing 737-300 Classic



Boeing 737 NG



Boeing 737 MAX



Reduction of ~30% in fuel consumption

Reduction of ~12% in fuel consumption

ABEAR: Main Proposals for Air Transportation in Brazil

1 Establishing the price of ATF according to international market



Price of Aviation Fuel in Different Airports USD/gal (Aug-2013)
5
4,5
4
3,5
3
2,5
Assunción
Guarulhos (DOM)
Santa Cruz de la Sierra
Brasília (DOM)
Rio de Janeiro (DOM)
Brasília (INT)
Cancún
Montevidéu
Buenos Aires - Ezeiza
Panama
Guarulhos (INT)
Caracas
Orlando
Rio de Janeiro (INT)
Miami

2 Amplifying the FNAC proposal concerning Aviation and Airport Fees for all airports

4 Unification of ICMS over ATF in all national territory



25%
17%
14%
12%
11%
10%
RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
DF
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
RS
Goiânia 15%
Londrina and Maringá 1%
Confins (BH) 11%
Others (MG) 25%
Foz do Iguaçu 1%
Curitiba 12%

3 Approval of Dornelles Amendment on MP 617/2013 (which exempts airlines' revenue of PIS and COFINS)

Source: ABEAR's Emergency Agenda for the Brazilian airline industry

2. 2Q13 Highlights


www.voegol.com
GOL

GOL Linhas Aéreas Inteligentes

Operating Margins Recovery

EBIT Margin grew by 18 percentage points compared to 2Q12 and 10 percentage points in the first half of 2013 compared to 2012



2Q12
2Q13
6M12
6M13
-355
-19.4%
-35
-1.8%
+320
-347
-8.7%
66
1.7%
+413
[R$ MM]
EBIT Margin
EBIT

In the first half of 2013, EBITDAR already reached R$602 million, R$344 million higher than 2012's full year EBITDAR

2Q13 Highlights

- ✓ PRASK Growth for the 15th consecutive month **(+10.5% in 2Q13)**
- ✓ RASK up by 7.5% in 2Q13 versus 2Q12
- ✓ **Supply rationalization strategy,** combined with a 13.4% increase in *yield* YoY
- ✓ **CASK** decreased by **8.4%** versus 2Q12
- ✓ **More efficiency** in fuel consumption
- ✓ **Highest Cash Position** in the Company's history: **R$2.8 bi (34% of LTM net revenue)**
- ✓ **44% reduction in financial leverage** compared to 1Q13

Improvement of the Main Indicators, even in an Adverse Scenario

Indicators		6M13	6M12	Change
ASK (Dom+Int)	billions	24,5	26,5	-7,5%
Domestic ASK	billions	21,8	24,5	-11%
PRASK	R$ cents	14.81	13.30	11.3%
RASK	R$ cents	16.31	15.08	8.2%.
CASK	R$ cents	16.04	16.40	-2.2%
CASK ex-fuel	R$ cents	9.00	9.33	-3.5%
Punctuality	%	94	92.3	1.7 p.p.
Net Revenue	R$ millions	3,998	3,997	0%
Total Cost	R$ millions	3,931	4,344	-10%
Operating Result	R$ millions	66	-347	413
Operating Margin	%	1.7	-8.7	10.3 p.p.
Net Income (Loss)	R$ millions	-508	-756	248
Total Cash	R$ billions	2.8	2.0	41%
Average Fuel Price (QAV)	R$/liter	2.32	2.21	5%
Average Exchange Rate	R$/US$	2.03	1.87	9%

3. RASK e CASK Evolution in the Industry in 2Q13



GOL Leads RASK and CASK Evolution


RASK Variation
GOL 1Q 9.1%
GOL 2Q 7.5%
United 2.8%
US Airways -0.5%
Delta -1.1%
AF / KLM -1.3%
Southwest -2.3%
Copa -2.5%
Lufthansa -2.8%
JetBlue -3.1%
Allegiant -3.5%
Alaska -3.8%
AeroMexico -6.3%
CASK Ex-Fuel Variation
GOL 2Q -8.0%
AF / KLM -5.9%
Delta -5.7%
AeroMexico -4.6%
Copa -2.6%
US Airways -1.1%
Alaska -0.9%
GOL 1Q 1.0%
Lufthansa 1.0%
JetBlue 2.2%
Southwest 2.4%
United 5.7%
Allegiant 6.4%

2Q13 Published results versus 2Q12

Focus still on Costs

Strengthening GOL's Competitive Advantage

CASK in US$ (cents) excluding fuel and adjusted by GOL's stage length

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
GOL Linhas aéreas inteligentes	5.0	5.3	5.5	5.5	4.7	5.1	4.7	5.3*	**4.4**	**4.5**
LAN TAM	-	-	-	-	-	9.2	8.5	8.0	8.1	8.7
TAM	6.9	7.1	7.3	7.1	7.0	7.8	n.a.	n.a.	n.a.	*n.a.*
LAN	9.5	9.8	9.9	9.8	9.7	9.2	n.a.	n.a.	n.a.	*n.a.*
Southwest Airlines	5.1	5.1	5.1	5.3	5.6	5.4	5.8	5.7	5.7	5.6
Alaska Airlines	7.7	7.9	7.8	8.5	8.9	7.6	7.3	7.8	7.8	7.6
Copa Airlines	6.0	5.8	5.8	5.6	5.9	6.0	5.8	5.9	5.7	5.9
jetBlue Airways	6.1	5.8	5.6	5.9	6.3	6.1	5.9	6.2	6.6	6.0

*Does not include Webjet's and impairment additional expenses on the 4Q12 (R$197 million)

4. GOL's Strategy


Q5

GOL Linhas Aéreas Inteligentes

New Levels of PRASK Growth with a Smaller Reduction of Domestic ASK



March – April/ 2012
Adjustment of domestic supply begins
%Var. Domestic Supply
%Var. PRASK
3Q13: July and August
PRASK: Increase of 6p.p MoM
6%
-2%
6%
-2%
3%
-8%
9%
-5%
12%
-16%
11%
-6%
18%
-8%
24%
-8%
Same level of ASK growth
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
July 2013
August 2013

Focus on Service and Corporate Passengers

Attractive Services for Business Passengers

- Sale of buy on board service in 57% of the flights
- Comfort seat in SP-RIO route
- The most punctual airline in the domestic market for the first half of the year
- Possibility to postpone or advance a flight using a cellphone
- Accumulation of Miles
- Improved operations at airports
- New route network



Smiles



GOL Participation in the Business Market
+3 p.p.
30.4%
33.5%
6M12
6M13
*Source: ABRACORP



YIELD and LOAD FACTOR Evolution
69.7%
2.3%
67.3%
13.5%
67.7%
13.4%
4Q12
1Q13
2Q13
Yield
Load Factor

Stable Revenue and Reduction of R$413 Million in Total Cost in 6 Months


Reduction of R$413MM in costs in the first half
-413
4,344
147
3,997
3,998
266
3,931
Net Revenue 6M12
Total Operating Expenses 6M12
Reduction in Fuel Costs
Reduction in Operating Costs
Total Operating Expenses 6M13
Net Revenue 6M13

Focus on Operational Efficiency in a Scenario of Cost Structure Adjustment

Number of Employees



-20%
20,548
18,966
18,356
17,676
16,470
16,465
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13

Punctuality



+2 p.p.
92%
94%
6M12
6M13

Remote *Check-in*



+13 p.p.
41%
54%
6M12
6M13

Customers Satisfaction Index*



+4%
7.6
7.9
dec-12
jul-13

*Research conducted by SMS

5. Fuel Consumption Efficiency



Readjustment of Cost Structure

Flexibility in adjusting supply, combined with efficiency measures helped to reduce costs by 11% compared to 2Q12

Fuel consumption efficiency



Consumption (liters)/ASK
PMP Fuel (R$)
3.25
3.20
3.15
3.10
3.05
3.00
2.95
2.50
2.00
1.50
1.00
0.50
-3.4%
-5.6%
Fuel Consumption /ASK
Fuel PMP
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13

Ongoing Actions

16 potential actions to improve fuel efficiency

- Alternate Selection
- Zero Fuel Optimization
- Contingency Fuel Optimization
- Auxilary power unit
- Single Engine taxing
- Idle Reverse on landing
- Minimum dispatch Fuel
- Reduced flap landing
- Destination Manuevering
- Cost index optimization
- Maintenance activities
- Reduction in regulatory cont. fuel
- Route optimization
- Cg optimization
- Fuel tankering
- Reduction in aircraft empty weight

3min 44secs Internal Campaign

What does

3min and 44 secs mean in a barrel?


3:44

This is the time a 200 liters barrel of fuel takes to be consumed in flight


3:44

The internal campaign on raising awareness on fuel consumption efficiency reached all GOL's team through internal communication channels: disclosure of institutional video, letter from the president, internal events, etc

RNP AR: Required Navigation Process

Experiment for the implementation of RNP procedures in Brazil

RNP Procedure


Ground-based Navigation
RNP Services

Status:

- Is currently in homologation of approximation procedures in SDU

Gains:

- The procedure generates a saving of approximately 3 minutes per flight stage
- Optimization of flight time and fuel saving

More Ongoing Actions for Reduction in Fuel Consumption

GRU in Exchange of APU


69268

Aims to reduce the use of the APU (auxiliar power unit) on ground due to the high QAV consumpion, and substitute it for the GPU, kind of a power generator on ground.

The GPU's consumption is **5x smaller** when compared to the APU's consumption.

Min. Dispatch Fuel


Anderson-Darling Normality Test
Mean
StDev
Variance
Minimum
1st Quartile
Median
3rd Quartile
Maximum
95% Confidence Interval for Mean
95% Confidence Interval for Median
95% Confidence Intervals

Reduction of fuel consumption through the optimization of the Minimum Planned Consumption policy. Changing some routes, for example, from the southeast to the northeast in a straight line, can lead to a saving of **20 minutes** flying.

More Ongoing Actions for Reduction in Fuel Consumption

Destination Maneuvering



The goal is to use precision technology to **avoid carrying more fuel and weight** than necessary, leading to the optimization/reduction of the fuel in all bases operated by the company.

Alternate Selection



To calculate the fuel to each flight, it is considered the routes to alternate airports, those can be used if the airport of destination can not receive the original plane (adverse weather situations, for example). In the procedure, when there are chances of the flight to happen in a **good weather situation**, there is **reduction of fuel transported**.

6. Smiles


www.voegol.com
GOL

GOL Linhas Aéreas Inteligentes

Smiles Highlights

- ✓ **9.3** million participants: up **7%** in 12 months
- ✓ **212** partners for accumulation and redemption of miles
- ✓ **7.0** billion miles redeemed (up by 19% vs. 2Q12)
- ✓ Net revenue of **R$113** million
- ✓ Dividends/Interest on Capital of **R$37.1** million (**R$0,30** per share)
- ✓ Breakage Ratio of **16.3%**

Net Revenue	Operating Income	Operating Margin	Net Income
R$113 million	R$41.6 million	36.8%	R$48.3 million

7. Financial Result



Q5

GOL Linhas Aéreas Inteligentes

Main Factors Influencing 2Q13 Results

- ✓ **Supply rationalization strategy,** combined with a 13.4% increase in *yield* YoY
- ✓ RASK up by 7.5% in 2Q13 versus 2Q12
- ✓ New level of **exchange rate**;
- ✓ **Greater efficiency** in fuel consumption and its **price reduction**
- ✓ **Reduction of R$235 million** in operating **costs**
- ✓ Gain of approximately **R$30 million** in **sale-leaseback** transactions;
- ✓ Sub-leasing of **five 737-800 aircraft** to operate in the high season of the European summer with **Transavia**.

Main Operational Indicators

Operational Highlights	2Q13	2Q12	Var% 2Q13/ 2Q12	6M13	6M12	Var% 6M13/6M12
Total Supply	**12,179**	**12,514**	*-2.7%*	**24,508**	**26,507**	*-7.5%*
Total Demand	8,249	8,701	*-5.2%*	16,540	18,206	*-9.1%*
Load Factor	67.7%	69.5%	*-1.8 p.p*	67.5%	68.7%	*-1.2 p.p*
CASK (R$)	16.01	17.46	*-8.4%*	16.04	16.40	*-2.2%*
CASK-Ex Fuel (R$)	**9.30**	**10.11**	*-8.0%*	**9.00**	**9.33**	*-3.5%*
PRASK (R$)	**14.14**	**12.80**	*10.5%*	**14.81**	**13.30**	*11.3%*
RASK (R$)	**15.72**	**14.63**	*7.5%*	**16.31**	**15.08**	*8.2%*
***Yield* (R$/c)**	**20.88**	**18.41**	*13.4%*	**21.94**	**19.37**	*13.3%*
Fuel Price (PMP)	2.21	2.28	*-3.4%*	2.32	2.21	*5.0%*
Average FX	2.07	1.96	*5.3%*	2.03	1.87	*8.9%*

Financial Indicators

Financial Highlights	2Q13	2Q12	Var% 2Q13 /2Q12	6M13	6M12	Var% 6M13/ 6M12
Net Oper. Revenue (R$ MM)	1,915	1,831	*4.6%*	3,998	3,997	*0.0%*
EBIT(R$MM)	(35)	(355)	*-90.1%*	66	(347)	*n.m.*
EBIT Margin (%)	***(1.8%)***	***(19.4%)***	***+17.5 p.p***	**1.7%**	**-8.7%**	***+10.3 p.p***
EBITDAR (R$MM)	235	(62)	*n.m.*	602	206	*192.8%*
EBITDAR Margin (%)	***12.3%***	***(3.4%)***	***+15.7 p.p***	**15.1%**	**5.1%**	***+9.9 p.p***
Net Income (R$MM)	**(433)**	**(715)**	***-39.5%***	**(508)**	**(756)**	***-32.8%***
Gross Adj. Debt / EBITDAR (LTM)	**15.5 x**	**16.0 x**	**-0.5 x**	**15.5 x**	**16.0 x**	**-0.5 x**
Adjusted Net Debt/ EBITDAR (LTM)	11.3 x	12.6 x	-1.3 x	11.3 x	12.6 x	-1.3 x
Cash / Net Revenue (LTM)	**34.1%**	**24.4%**	***+9.8 p.p***	**34.1%**	**24.4%**	***+9.8 p.p***

Financial Indicators

Net Revenue & RASK



+4.6%
14.63
15.72
0.0%
15.08
16.31
1,831
1,915
3,997
3,998
2Q12
2Q13
6M12
6M13
RASK
Net Revenue

CASK & CASK Ex-Fuel



-8%
-8.4%
-3.5%
-2.2%
17.46
10.11
16.01
9.30
16.40
9.33
16.04
9.00
2Q12
2Q13
6M12
6M13
CASK
CASK Ex-Fuel

EBITDAR & EBITDAR Margin



▲ = R$396 MM
+15.70
12.3%
-3.4%
-62
235
+10
15.1%
5.1%
206
602
2Q12
2Q13
6M12
6M13
EBITDAR Margin
EBITDAR

✓ The 6M13 **EBITDAR** of R$602 MM is **133% higher** than the EBITDAR of the full year of 2012.

Highest Cash Position: R$2.8 billion

The Company had access to the market to strengthen its cash position


Evolution of Total Cash Position
27.6%
24.4%
22.9%
19.6%
20.2%
34.1%
2.2
2.0
1.9
1.6
1.6
2.8
1.1 bi
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
Cash/LTM Revenues
Cash
[R$ billion]

Indebtedness

No amortization pressure in the next 2 years



Debt Profile
Currency
R$
38%
62%
US$
Schedule
2013
2014
2015
2016
67%
After 16
[R$ MM]
Amortization Profile ex-*leasing*
1,864
258
1,606
677
675
443
258
90
38
123
75
52
48
2
2013
2014
2015
2016
After 2016
Perpetual
In R$
In US$

Cash and Leverage

Deleveraging driven by the 83% improvement in the LTM EBITDAR



EBITDAR Improvement
+83%
357
298
654
1Q13 (LTM)
2Q13 (LTM)
Improve in 2Q13 Leverage Ratio
3,305
0
No new funding
151
216
3,370
27.9x
Leverage Ratio: -44%
15.5x
1Q13 Debt
Funding
Amortization
US$ Effect
2Q13 Debt

8. Final Remarks



GOL Linhas Aéreas Inteligentes

Guidance

All metrics were revisited, with changes in the CASK ex-fuel, exchange rate and fuel price (QAV)

Guidance 2013	On June, 2013		New Guidance		Real 6M13
	From	To	From	To	
Brazilian GDP Growth	2.0%	2.5%	2.0%	2.5%	N.D.
RASK Variation	Above or equal 10%		Above or equal 10%		8%
GOL Domestic Capacity (ASK)	Around -9%		Around -9%		-11%
CASK ex-fuel (R$ cents)	10.3	9.7	**10.0**	**9.5**	9.0
Average Exchange Rate (R$/US$)	2.18	2.08	**2.20**	**2.10**	2.03
Fuel Price (QAV)*	2.40	2.30	**2.48**	**2.38**	2.32
EBIT Margin	1%	3%	1%	3%	1.7%

GOL reiterates its EBIT Margin projection

(*)The per-liter fuel price considers total fuel and lubricant expenses divided by period consumption.

GOL – Investor Relations

ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ir